EXHIBIT 99.1

December 9, 2014

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and financial results for the year ended October 31, 2014.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets (expressed in U.S. dollars)	As at October 31,
	2014	2013
Net assets:
Gold bullion, at market	$1,972,989,691	2,243,709,127
Silver bullion, at market	1,246,818,470	1,708,603,089
Cash and short-term deposits	23,024,922	36,475,223
Interest receivable and other	313,748	324,457
	3,243,146,831	3,989,111,896
Dividends payable	(2,544,327)	(2,544,327)
Accrued liabilities	(2,746,744)	(1,992,138)

Net assets representing shareholders’ equity	$3,237,855,760	3,984,575,431

Represented by:

Capital stock	$2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	818,065,624	1,564,785,295

	$3,237,855,760	3,984,575,431

Net asset value per share:
Class A shares	$12.72	15.66
Common shares	$9.72	12.66

Exchange rate at year end: U.S. $1.00 = Cdn.	$1.1275	1.0429

Net asset value per share expressed in Canadian dollars:
Class A shares	$14.35	16.33
Common shares	$10.96	13.20

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian general accepted accounting principles included in its 2014 and 2013 Annual Reports and accompanying Management’s Discussion and Analysis’.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the lower market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $746.7 million, or 18.7%, during the year ended October 31, 2014. This decrease in net assets was primarily attributable to decreases in the prices of gold and silver during the year and their resulting impact upon the change in unrealized appreciation of holdings. Expenses incurred during the year and the payment of the annual U.S. $0.01 Class A share dividend at year end also contributed, though nominally, to the decrease in net assets.

During fiscal 2014, the net asset value per Class A share, as reported in U.S. dollars, decreased by 18.8% from $15.66 to $12.72. Gold prices decreased by 12.1% and silver prices decreased by 27.0% during the fiscal year. The net asset value per Class A share, as reported in Cdn. dollars, while subject to the same factors described above, decreased by a lesser rate of 12.1%, from $16.33 to $14.35 primarily due to a 8.1% increase in the value of the U.S. dollar relative to the Canadian dollar.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss) (expressed in U.S. dollars)	Years ended October 31,
	2014	2013	2012
Income (loss):
Interest	$72,546	114,300	159,806
Change in unrealized appreciation of holdings	(732,520,648)	(1,445,195,620)	(155,934,640)
Total income (loss)	(732,448,102)	(1,445,081,320)	(155,774,834)

Expenses:
Administration fees	6,700,250	8,045,576	9,287,471
Safekeeping, insurance and bank charges	4,183,708	5,215,349	6,071,095
Directors’ fees and expenses	214,510	220,042	213,221
Shareholder information	198,588	247,898	227,853
Audit and related regulatory fees	172,757	198,585	167,049
Stock exchange fees	142,483	149,914	152,393
Registrar and transfer agent fees	68,800	74,595	92,329
Legal fees	46,016	68,404	111,150
Miscellaneous	130	199	47
Total expenses	11,727,242	14,220,562	16,322,608
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(744,175,344)	(1,459,301,882)	(172,097,442)

Basic and diluted net income (loss) per share:
Class A shares	$(2.92)	(5.74)	(0.68)
Common shares	$(2.93)	(5.75)	(0.69)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the year ended October 31, 2014 was $744.2 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $1,459.3 million for the year ended October 31, 2013. Virtually all of the net loss in fiscal 2014 was a result of the change in unrealized appreciation of holdings during the year.

Expenses decreased by 17.5% over the prior year. Year-end net assets decreased from the prior year due to decreases in the prices of gold and silver. Administration fees, which are calculated monthly based on the total net assets at each month-end, decreased during the year due to lower average month-end net asset levels during the year.

Expenses as a percentage of the average month-end net assets (the “expense ratio”) for the 2014 and 2013 fiscal years remained unchanged at 0.32%.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At October 31, 2014, the Class A shares of Central Fund were backed 99.4% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878